Exhibit 99.1

TASEKO TO RELEASE SECOND QUARTER 2023 RESULTS

July 28, 2023, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) (the "Company") will release its second quarter 2023 financial results after market close on Wednesday, August 2, 2023.

The Company will host a telephone conference call and live webcast on Thursday, August 3, 2023 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. After opening remarks by management, there will be a question and answer session open to analysts and investors.

To join the conference call without operator assistance, you may pre-register at https://emportal.ink/46Kh6Zm to receive an instant automated call back just prior to the start of the conference call. Otherwise, the conference call may be accessed by dialing 888-390-0546 toll free, 416-764-8688 in Canada, or online at tasekomines.com/investors/events.

The conference call will be archived for later playback until August 17, 2023 and can be accessed by dialing 888-203-1112 toll free, 416-764-8677 in Canada, or online at tasekomines.com/investors/events and using the entry code 191584#.

For further information on Taseko, please visit tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Stuart McDonald

President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.